UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68252

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHILDS ADVISORY PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3438 PEACHTREE RD, PHIPPS TOWER, SUITE 1400
(No. and Street)

ATLANTA	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES CHILDS — 404-751-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, JAMES CHILDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHILDS ADVISORY PARTNERS LLC, as of MARCH 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

LINDSEY CUSACK MY COMMISSION EXPIRES AUG 26 2018 FULTON CO., GEORGIA NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILDS Advisory Partners, LLC

Financial Statements
For the Year Ended March 31, 2017
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Childs Advisory Partners, LLC

We have audited the accompanying financial statements of Childs Advisory Partners, LLC which comprise the statement of financial condition as of March 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Childs Advisory Partners, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Childs Advisory Partners, LLC as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Childs Advisory Partners, LLC financial statements. The information is the responsibility of Childs Advisory Partners, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

May 25, 2017
Atlanta, Georgia

Rubio CPA, PC
RUBIO CPA, PC

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

Assets

Cash	$ 3,879,159
Accounts receivable	662,966
Due from related party	93,439
Prepaid expenses and other assets	185,371
Property and equipment, net of accumulated depreciation of $671,613	111,331
Total Assets	**$ 4,932,266**

Liabilities and Member's Equity

Liabilities

Accounts payable	$ 124,475
Accrued expenses	322,066
Due to related party	6,411
Capital lease obligations	11,505
Total Liabilities	464,457
Member's Equity	**4,467,809**
Total Liabilities and Member's Equity	**$ 4,932,266**

See accompanying notes.

2

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2017

Revenues		
Investment banking	$	14,115,128
Other revenue		389,519
Total revenues		14,504,647
General and Administrative Expenses		
Commissions, compensation and benefits		10,248,960
Occupancy		590,465
Travel, meals and entertainment		560,208
Professional services		423,022
Communications		175,087
Licenses and Registration		87,715
Other operating expenses		1,028,661
Total expenses		13,114,118
Net Income	$	1,390,529

See accompanying notes.

3

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2017

	Total
Balance, April 1, 2016	$ 5,477,280
Net income	1,390,529
Distributions to member	(2,400,000)
Balance, March 31, 2017	$ 4,467,809

See accompanying notes.

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,390,529
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation and amortization		130,048
Change in allowance for doubtful accounts		(280,267)
Change in accounts receivable		253,336
Change in due from related party		(93,439)
Change in prepaid expenses and other assets		(25,878)
Change in accounts payable		(60,073)
Change in accrued expenses		(555,781)
Change in due to related party		(26,128)
NET CASH PROVIDED BY OPERATING ACTIVITIES		732,347
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property and equipment		(33,025)
NET CASH USED BY INVESTING ACTIVITIES		(33,025)
CASH FLOWS FROM FINANCING ACTIVITES:		
Distributions to member		(2,400,000)
Payments on capital lease obligations		(27,094)
NET CASH USED BY FINANCING ACTIVITIES		(2,427,094)
NET DECREASE IN CASH		(1,727,772)
CASH BALANCE:		
Beginning of year		5,606,931
End of year	$	3,879,159
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$	1,240

See accompanying notes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> CHILDS Advisory Partners, LLC (the "Company"), a limited liability company, was organized in January 2009 and became a broker-dealer in June 2009. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides advisory and consulting services related to capital raising activities.

<u>Cash:</u> The Company maintains its cash deposit at a high credit quality financial institution. The balance at times may exceed federally insured limits.

<u>Income Taxes:</u> The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Accounts Receivable:</u> Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

<u>Property and Equipment:</u> Property and equipment is recorded at cost.   Depreciation and amortization is computed using the straight-line method over estimated useful lives of five to seven years.

<u>Revenue Recognition:</u> Investment banking revenue is recognized when earned, which generally occurs as services are performed or upon completion of a transaction, in accordance with terms agreed upon with each client. These terms are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

<u>Date of Management's Review:</u> Subsequent events were evaluated through the date the financial statements were issued.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2017, the Company had net capital of $3,493,202, which was $3,462,238 in excess of its required net capital of $30,964, and its ratio of aggregate indebtedness to net capital was .13 to 1.0.

NOTE C – RELATED PARTIES

The Company has a services agreement with an entity partially owned by its member. Under the terms of the agreement, the Company pays the related party for personnel services provided to the Company including commissions, payroll and benefit costs. The amount expensed under the arrangement for the year ended March 31, 2017 was approximately $502,000. The balance due to the related party on the accompanying statement of financial condition arose from this services agreement. The balance due from the related party on the accompanying statement of financial condition arose from an overpayment made by the Company; the full balance was received in April 2017.

The Company subleased a portion of its office facilities to a related party. The Company received approximately $14,000 in rent from the related party during the year ended March 31, 2017.

NOTE D – LEASE COMMITMENT

Operating leases: The Company leases office premises under operating leases. The Company's commitment under the office premises operating leases is approximately the following.

2018	$	196,000
	$	196,000

Rent expense for the year ended March 31, 2017 was approximately $408,000.

During 2013 the Company entered into new office premises leases that contained periods of free rent. A deferred rent liability of approximately $15,000 at March 31, 2017 that is included in accrued expenses arose from allocation of the rent payments to the free-rent period.

The Company leased a portion of its office premises to a sub lessee under a sublease that expired in May 2016. Rental income received under the lease was approximately $6,000 for the year ended March 31, 2017.

NOTE D – LEASE COMMITMENT (CONTINUED)

<u>Capitalized leases:</u> The Company leases office equipment under capitalized leases that incepted in 2012. Amortization expense for capitalized property was approximately $25,000 for the year ended March 31, 2017. The net book value of the leased equipment was approximately $10,000 at March 31, 2017.

The following is a schedule by years of future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of March 31, 2017:

Year ending March 31:	2018	$	11,726
Total minimum lease payments			11,726
Less amount representing interest			(221)
Present value of net minimum lease payment		$	11,505

NOTE E – CONCENTRATION

Approximately 43% of all revenue was earned from three customers, and approximately 75% of the accounts receivable at March 31, 2017 is due from one customer.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at March 31, 2017.

SCHEDULE I
CHILDS ADVISORY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF MARCH 31, 2017

NET CAPITAL:

Total member's equity	$	4,467,809
Less:		
Accounts receivable - non-allowable, net of related commissions payable of $78,500		(584,466)
Due from related party		(93,439)
Prepaid expenses and other assets		(185,371)
Property and equipment		(111,331)
		(974,607)
Net capital before haircuts		3,493,202
Less haircuts		-
Net capital		3,493,202
Minimum net capital required		30,964
Excess net capital	$	3,462,238
Aggregate indebtedness (total liabilities)	$	464,457
Net capital requirement based on aggregate indebtedness	$	30,964
Ratio of aggregate indebtedness to net capital		.13 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2017

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 and net capital as computed above.

CHILDS ADVISORY PARTNERS, LLC

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

CHILDS
ADVISORY PARTNERS

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

May 22, 2017

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

CHILDS Advisory Partners, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended March 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: James Childs

Title: CEO

3438 Peachtree Road • Phipps Tower, Suite 1400 • Atlanta, GA 30326
p: 404.751.3000 • f: 404.751.3001
www.childsadvisorypartners.com

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Childs Advisory Partners, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Childs Advisory Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Childs Advisory Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Childs Advisory Partners, LLC stated that Childs Advisory Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Childs Advisory Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Childs Advisory Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

May 25, 2017
Atlanta, GA

Rubio CPA, PC
RUBIO CPA, PC